

May 2, 2006

Mr. Steven A. Cosse
Executive Vice President and General Counsel
Murphy Oil Corporation
200 Peach Street, P.O. Box 7000
El Dorado, AR   71731-7000

      Re: **Murphy Oil Corporation**
               Form 10-K/A for the Fiscal Year Ended December 31, 2005
               Filed March 16, 2006
               Form 10-K for the Fiscal Year Ended December 31, 2005
               Filed March 15, 2006
               File No. 001-08590

Dear Mr. Cosse:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

               Sincerely,

               Karl Hiller
               Branch Chief